

Ron Daignault · 3rd
Partner at Daignault Iyer LLP
New York, New York, United States · Contact info
500+ connections

 Daignault Iyer LLP

 University of Michigan

Experience


Partner
Daignault Iyer LLP · Full-time
Feb 2021 - Present · 1 yr 2 mos
Vienna, Virginia, United States


Daignault Iyer – Agility. Experience. Focus.
We're an intellectual property litigation boutique that takes on complex and high-stakes litigations. Always remembering that it's about you and NOT us.


Partner
Goldberg Segalla
Mar 2018 - Feb 2021 · 3 yrs
NYC


Shareholder
Polsinelli
Mar 2014 - Mar 2018 · 4 yrs 1 mo


Partner
Robins, Kaplan, Miller & Ciresi L.L.P.
Jan 2011 - Mar 2014 · 3 yrs 3 mos


Partner
Stroock & Stroock & Lavan LLP
2009 - 2010 · 1 yr

Show all 7 experiences →

Education


University of Michigan
B.A.
1983 - 1987

New York University en France (9/85-6/86)


Washington University in St. Louis School of Law
J.D.
1988 - 1991